
02056077

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL
RECEIVED
PROCESSING
AUG 27 2002
WASH. D.C.
164
SECTION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August 2002 Commission File Number: 0-30024

CFM CORPORATION

(Name of registrant)

460 Admiral Boulevard
Mississauga, Ontario
Canada L5T 3A3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  Form 40-F ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  No ✓

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit	Description of Exhibit	Page
I	Interim Financial Statements for the Three and nine months ended June 29, 2002	3



CFM Corporation Quarterly Report

third quarter 2002

CONSOLIDATED FINANCIAL SUMMARY

(in thousands except per share amounts, unaudited)

	For the three months ended		For the nine months ended	
	June 29 2002	June 30 2001	June 29 2002	June 30 2001
Sales	152,457	86,919	393,278	271,572
Net income	7,299	3,371	27,510	18,259
Cash flow from operations	9,158	(8,026)	45,736	36,740
Capital expenditures	5,568	3,162	16,519	7,370
EBITDA*	15,757	10,403	54,410	43,111
Earnings per share				
Basic	0.18	0.09	0.70	0.48
Diluted	0.18	0.09	0.68	0.47
Weighted average number of shares outstanding				
Basic	40,495	38,161	39,561	38,418
Diluted	41,619	38,737	40,561	38,764
Financial statistics				
Gross margin	25.7%	31.3%	30.4%	33.5%
EBITDA margin*	10.3%	12.0%	13.8%	15.9%

	As at June 29 2002	As at June 30 2001
Financial position		
Total assets	602,645	452,737
Shareholders' equity	318,188	251,778
Total net debt*	195,590	136,413
Net debt*/equity	1:1.6	1:1.8
Total net debt*/total capitalization	38%	35%

* EBITDA is defined as earnings before the taking of any deductions in respect of interest, taxes and amortization. EBITDA is presented before deductions for interest expense, tax expense and amortization to provide financial statement users a measure of CFM's earnings available to provide for these costs. EBITDA has been determined by taking net income for the period from the Consolidated Statement of Operations and adding to it interest expense, amortization and income taxes which are disclosed as individual line items within the Consolidated Statement of Operations. Please refer to the EBITDA section of the MD&A in this interim report for a detailed calculation of EBITDA.

Net debt is defined as debt (current and long-term portion), plus bank indebtedness less cash. This measure is widely accepted by the financial markets as a measure of credit availability.

EBITDA, EBITDA margin and net debt are not recognized measures for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP measures (such as EBITDA and net debt) do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other issuers. Investors are encouraged to consider these financial measures in the context of CFM's GAAP results, as provided in the attached financial statements.

from the chairman

CFM accelerated its development as a diversified home products company in the third quarter of fiscal 2002, while posting new records for sales, cash flow and earnings.

Consolidated sales for the quarter were a record $152.5 million and 75% above the third quarter of 2001.

Sales of hearth and heating products reached a record $83.9 million, an increase of 7% from the prior year. Continuing double-digit growth in hearth products was offset by a reduction in space heating sales as retailers deferred purchases until closer to the planned time of sale in the fall season.

Sales of barbeque and other products reached $68.6 million during the quarter, an increase of $60.3 million. This quantum leap is the result of brisk demand for our new mass merchant barbeque grills, and growing sales of barbeque accessories, through our newly formed CFM Keanall operations. Revenues also included sales of The Great Outdoors Grill Company from May 30, 2002 (the date of the company's acquisition by CFM) to the end of the third quarter.

The acquisition of Great Outdoors has given us immediate expertise in mid-range cast aluminum manufacturing, enables us to meet the full-line requirements of our customers and significantly strengthens our platform for growth in the barbeque business.

In July, we were pleased to welcome Mr. J. David Wood, who joined CFM as Vice President and Chief Financial Officer. An experienced financial executive with a strong manufacturing background, Mr. Wood has been a welcome addition to the senior management team.

At the same time, CFM continued to strengthen the Board of Directors. In July, we were pleased to welcome Mr. David Colcleugh, Chairman, President and Chief Executive Officer of DuPont Canada Inc. and Mr. Paul Houston, President and Chief Executive Officer of Alderwoods Group Inc. Mr. Carlo De Pellegrin, a director of CFM since 1994, was elected as Lead Director.

Also during the quarter, CFM relocated its head office in July to a new facility at 460 Admiral Boulevard in Mississauga, Ontario.

Looking ahead, we remain confident that the best is yet to come. CFM is an established leader in its core hearth business, which, thanks to continuing innovation and growing market share, offers the prospect of healthy growth for some time to come. Augmenting this performance is an expanding line of barbeque grills and accessories that has rapidly gained acceptance with retailers and consumers in a very competitive market. In each of our product lines, we see abundant opportunity for growth and diversification through continuing product development and by expanding our relationships with retail partners. We believe that our strategy is working and look forward to reporting our progress.

Colin Adamson (signed)
Chairman and Chief Executive Officer

management's discussion and analysis

INTRODUCTION

The following management's discussion and analysis ("MD&A") provides a review of important events, results of operations and the financial position of CFM Corporation ("CFM") for the quarter and nine months ended June 29, 2002, compared to the corresponding periods of the preceding financial year.

CFM operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth related products and barbeques and related accessories. CFM is subject to a number of the usual risks associated with a durable consumer products industry. Demand for these products is affected by the general state of the economy, demographics, the level of housing starts, consumer spending on home renovations and remodelling, weather, the seasonality of the demand for CFM's products, the seasonal buying patterns of major customers, industry capacity and competition.

This MD&A contains forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. Such risks and uncertainties, include, without limitation: general economic conditions; demographics; consumer confidence and the level of housing starts; war and acts of terrorism; CFM's ability to develop new products; patent protection; weather; the seasonality of the demand for CFM's products; the seasonal buying patterns of major customers; the availability of CFM's manufacturing capacity to respond to seasonal demand; industry capacity; product liability; relationships with certain significant customers, suppliers and employees; availability of gas and gas prices; mass merchant consolidation credit and collections; supply and cost of raw materials; purchased parts and labour; costs of certain employee benefits; the inability to increase selling prices as costs increase; competition; foreign currency fluctuations; and government regulation. CFM considers the assumptions on which these forward-looking statements are based to be reasonable at the time they were prepared, but cautions the reader that these assumptions regarding future events, many of which are beyond the control of CFM, may ultimately prove to be incorrect.

THIRD QUARTER ENDED JUNE 29, 2002

RESULTS OF OPERATIONS

CFM's consolidated sales increased 75% to $152.5 million in the quarter ended June 29, 2002, compared to $86.9 million in the prior year.

Sales by product category in the quarter were as follows:

(in millions of dollars)	3 months ended **June 29, 2002** $	3 months ended June 30, 2001 $
Hearth and heating products	**83.9**	78.6
Barbeque and outdoor products	**68.6**	8.3
	152.5	86.9

6



Sales of hearth and heating products were $83.9 million in the quarter, an increase of 7% from the prior year. Within this product category, hearth products generated double digit growth. This growth was offset by a reduction in space heating product sales due to the deferral of mass merchant purchasing until closer to the planned time of sale by the retailer in the fall season.

Sales of barbeque and outdoor products were $68.6 million in the quarter, an increase of $60.3 million from the prior year. The significant increase is a result of sales of CFM's new mass merchant barbeque grills and barbeque accessories through CFM Keanall's operations. As previously announced, CFM Keanall was formed as a barbeque division in January 2002 by combining the newly acquired Keanall Holdings Limited ("Keanall") with the commencement of commercial production in our barbeque grill manufacturing plant. Also as previously announced, CFM acquired The Great Outdoors Grill Company ("TGO") on May 30, 2002. TGO revenues from the date of acquisition are included in revenue reported for the quarter ended June 29, 2002. This sales growth in barbeque and outdoor products occurred in spite of a reduction in garden product sales early in the quarter due to weather conditions and a challenging retail environment for early spring products.

Gross Profit

Gross profit increased to $39.1 million from $27.2 million in the prior year, an increase of $11.9 million. As a percentage of sales, gross profit declined to 25.7% from 31.3% in the previous year.

Gross margin in the quarter was heavily impacted by initial season barbeque manufacturing costs related to barbeque appliances shipped in the quarter. Shipments in the quarter included barbeque inventory manufactured in the second and third quarters. Barbeque appliance margins in this start-up year were impacted by costs associated with short-term inefficient raw material usage and component sourcing, subcontracted metal forming and inefficient labour and operations costs following commencement of commercial operations of the facility in January 2002.

Selling, Administrative, Research and Development Expenses

Operating expenses for the quarter increased $6.6 million or 39% to $23.4 million reflecting the consolidation for the first time of Keanall expenses. As a percentage of sales, expenses declined to 15.3% from 19.3% in the previous quarter reflecting the impact of additional sales of barbeque product without a proportionate increase in selling, administrative and other support costs.

EBITDA

Earnings before interest, taxes, and amortization ("EBITDA") were $15.8 million, up $5.4 million from the prior year of $10.4 million. EBITDA margins declined to 10.4% from 12.0% in the prior year due to lower third quarter margins. The following is a reconciliation of EBITDA to CFM's net income for the period:

management's discussion and analysis

EBITDA for the quarter has been determined as follows:

(in millions of dollars)	For the 3 months ended **June 29, 2002** $	For the 3 months ended June 30, 2001 $
Net income for the period	**7.3**	3.4
Amortization	**3.5**	2.6
Interest income	**—**	(0.1)
Interest expense	**2.2**	2.0
Income taxes	**2.8**	1.3
Amortization of goodwill (net of tax)	**—**	1.2
EBITDA	**15.8**	10.4

Net Interest Expense

Net interest expense of $2.2 million was up slightly by $0.2 million from the prior year as a result of higher debt levels offset by lower interest rates.

Net Income

Net income for the quarter was $7.3 million versus $3.4 million in the previous year.

In accordance with the Canadian Institute of Chartered Accountants ("CICA") new accounting recommendation for Business Combinations, Goodwill and Other Intangible Assets, goodwill is no longer amortized. Net income was $4.6 million in the prior year after giving retroactive effect of $1.2 million to the accounting policy change concerning the amortization of goodwill.

Earnings Per Share

Earnings per share ("EPS") have increased by $0.09 to $0.18 or 100% from $0.09 last year. On a comparative basis, EPS increased by $0.06 to $0.18 or 50% from $0.12 after giving retroactive effect to the accounting policy change concerning the amortization of goodwill. Diluted EPS increased to $0.18 from $0.09 in 2001. The weighted average number of shares increased by 6% to 40,495,000 from the prior year due primarily to the issuance of 2,526,314 shares on January 2, 2002 for the purchase of Keanall and the issuance of 195,366 shares on May 30, 2002 for the purchase of TGO. No shares were repurchased under the Normal Course Issuer Bid in the quarter.

CFM adopted the new CICA recommendation for determining EPS which was applied retroactively to fiscal 2001. There is no effect on the fiscal 2001 diluted earnings per share of $0.09 for the quarter.

Acquisition of The Great Outdoors Grill Company ("TGO")

Effective May 30, 2002, CFM acquired all the issued and outstanding shares of TGO of Joplin, Missouri. TGO is a North American manufacturer and distributor of quality cast



aluminum barbeques. CFM satisfied the purchase price with a combination of a cash payment of $14.7 million and the issuance of 195,366 common shares of CFM valued at $3.1 million. Additional contingent consideration not to exceed US$12.3 million in the form of a non-interest bearing promissory note will be paid if TGO achieves an earnings target for the 2003 fiscal year. The promissory note will be repayable in equal installments over a two-year period commencing on January 2, 2004. The results of the operations of TGO from the date of acquisition are included in CFM's consolidated statement of operations for the quarter ended June 29, 2002.

Acquisition of Keanall Holdings Limited ("Keanall")

Effective January 2, 2002, CFM acquired all the issued and outstanding shares of Keanall of Mississauga, Ontario from Keanall's shareholders. Keanall is a leading manufacturer and distributor of quality after-market gas grill products. Under the terms of the transaction, CFM satisfied the purchase price with a combination of a cash payment of $10 million, the issuance of a $30 million face value non-interest bearing note repayable monthly over 24 months commencing February 1, 2002, and a further $30.4 million, paid by the issuance of 2,526,314 common shares of CFM. In the quarter ended June 29, 2002, the purchase accounting was finalized resulting in the adjustment to goodwill reported last quarter in the amount of $6.1 million. The adjustment resulted from the fair market valuation of the shares issued, the discounting of the non-interest bearing note and final purchase adjustments. The results of the operations of Keanall are included in CFM's consolidated statement of operations for the quarter.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Accounts receivable increased by $32.5 million over the prior year due mainly to the addition of Keanall and TGO accounts receivable. Sales of the newly introduced mass merchant barbeques also contributed to the year-over-year increase.

Investment in inventory increased by $40.1 million over the prior year due to the addition of Keanall and TGO inventory as well as the initial end of season inventories of mass merchant grills and raw material and work in process inventories required for CFM's new barbeque manufacturing operation. The mass merchant grill offering has been successful with consumers, contributing significantly to CFM's sales growth in the quarter. Initial year market penetration uncertainty, product mix variability and customer on-time fulfillment demands have led to higher finished grill inventories. Fireplace inventory levels grew as a result of the demand expectation for the fourth quarter and the pre-season build-up for the fireplace season.

Other assets increased by $2.9 million over the prior year to $7.1 million with the barbeque facility start-up costs accounting for the majority of the increase. Total pre-commercialization start-up costs for the new barbeque manufacturing facility capitalized during the nine-month period were $2.0 million and $4.2 million since inception with no additions in the quarter. The facility achieved commercial production quality and output levels at the beginning of January 2002. Amortization of the start-up costs for the quarter ending June 29, 2002 was $0.2 million.

management's discussion and analysis

Shareholders' equity increased by $66.4 million or 26% to $318.1 million over the prior year with net book value per share increasing to $7.83, up 19% from $6.60 in 2001. Net earnings for the twelve months ending June 29, 2002 added $40.6 million to shareholders' equity. The purchase and cancellation of common shares under the Normal Course Issuer Bid decreased shareholders' equity by $2.3 million for the twelve months ended June 29, 2002. A $0.8 million decrease in cumulative currency translation adjustment was due to the weakening of the U.S. dollar against the Canadian dollar from June 30, 2001.

Cash Flow

During the quarter, CFM generated $9.2 million in cash flow from operations, an increase of $17.2 million from the prior year due primarily to a lower increase in working capital in the quarter ended June 29, 2002 compared to the quarter ended June 30, 2001. A portion of the seasonal ramp-up in barbeque account receivables and inventory experienced in the second quarter was converted to cash in this quarter which contributed to the change in working capital for the quarter ended June 29, 2002.

Cash flows used in investing activities in the quarter were $26.4 million. Cash outflows for acquisitions included $14.7 million for TGO, $3.8 million for Keanall non-interest bearing note payments and $2.7 million for the purchase of a British hearth fireplace business. Capital expenditures include tooling additions to accommodate increased production of electric fireplaces and an ERP system implementation for the newly created CFM Keanall operation. The ERP system cost is estimated at $6.0 million with full site rollout expected by the spring of 2003.

CFM's net debt increased by $21 million in the quarter to $195.6 million in order to fund operating activities, capital expenditures and the acquisition of TGO. CFM is capitalized with net bank debt to total equity of 54%, consistent with the prior year.

NINE MONTHS ENDED JUNE 29, 2002

RESULTS OF OPERATIONS

CFM's consolidated sales increased 45% to a record $393.3 million for the nine months ended June 29, 2002, compared to $271.6 million in the prior year.

Sales by product category in the quarter were as follows:

(in millions of dollars)	9 months ended **June 29, 2002** **$**	9 months ended June 30, 2001 $
Hearth and heating products	**279.9**	253.9
Barbeque and outdoor products	**113.4**	17.7
	393.3	271.6

On a year-to-date basis, sales in the hearth and heating products category were $279.9 million, an increase of 10% from the prior year. This is attributable primarily to market share gains in hearth products.

Sales of barbeque and outdoor products increased $95.7 million from the prior year. This significant increase is attributable to the incremental sales associated with the initial mass merchant barbeque program and the Keanall and TGO acquisitions.

Gross Profit

Gross profit increased by $28.5 million or 31% from the prior year to $119.5 million. As a percentage of sales, gross profit declined to 30.4% from 33.5% in the previous year.

The decrease is primarily attributable to the factors outlined for the third quarter results as discussed above, as well as the second quarter impact of initial barbeque manufacturing cost inefficiencies and higher sales growth in the lower-margin, new-home segment of the hearth market.

Selling, Administrative, Research and Development Expenses

Operating expenses for the nine months increased $17.2 million or 36% to $65.1 million. The incremental increase in expenses relates primarily to the addition of Keanall and TGO. As a percentage of sales, expenses were down to 16.5% from 17.6% in the prior year, reflecting the impact of additional sales of barbeque product without a proportionate increase in selling, administrative and other support costs.

EBITDA

EBITDA was $54.4 million, up $11.3 million from the prior year of $43.1 million. EBITDA margins declined to 13.8% from 15.9% in 2001. The decline is primarily due to the impact of lower overall gross margins. The following is a reconciliation of EBITDA to CFM's net income for the period:

EBITDA on a year-to-date basis is determined as follows:

(in millions of dollars)	For the 9 months ended **June 29, 2002** **$**	For the 9 months ended June 30, 2001 $
Net income for the period	**27.5**	18.3
Amortization	**9.8**	7.7
Interest income	**(0.2)**	(0.5)
Interest expense	**5.2**	6.1
Income taxes	**12.1**	7.9
Amortization of goodwill (net of tax)	**—**	3.6
EBITDA	**54.4**	43.1

Net Interest Expense

Net interest expense of $5.0 million was down $0.6 million from the prior year as a result of lower interest rates.

management's discussion and analysis

Net Income

Net income for the nine months ended June 29, 2002 was $27.5 million versus $18.3 million in the previous year.

In accordance with the CICA's new accounting recommendation for Business Combinations, Goodwill and Other Intangible Assets, goodwill is no longer amortized. Net income was $21.8 million in the prior year after giving retroactive effect of $3.6 million to the accounting policy change concerning the amortization of goodwill.

Earnings Per Share

EPS have increased by 46% to $0.70 compared to $0.48 last year. On a comparative basis, EPS increased by $0.13 to $0.70 or 23% from $0.57 after giving retroactive effect to the accounting policy change concerning the amortization of goodwill. Diluted earnings per share increased to $0.68 from $0.47 in 2001. Net income in the period rose 51% and the weighted average number of shares increased by 3% to 39,561,000 from the prior year as a result of the shares issued in the acquisitions of Keanall and TGO.

CFM adopted the new CICA recommendation for determining EPS which was applied retroactively to fiscal 2001. The 2001 diluted EPS decreased by $.01 for the nine-month period.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Accounts receivable were down $16.4 million from September 29, 2001 reflecting our normal seasonal hearth and heating products sales peak in the fourth quarter and higher than average receivables collection in the first nine months of 2002. This decline was offset by the additional accounts receivable acquired with the acquisition of Keanall and TGO and incremental receivables from the initial season of mass merchant barbeque sales.

Investment in inventory increased $43.7 million from September 29, 2001 due mainly to finished barbeque grill inventory, raw material and work in process inventories required for the new barbeque manufacturing operation and the addition of the incremental inventory of Keanall and TGO. Initial year market penetration uncertainty, product mix variability and customer on-time fulfillment demands have led to higher finished grill inventories. Fireplace inventory levels grew as a result of the demand expectation for the fourth quarter and the pre-season build-up for the fireplace season.

With the objective of maximizing return of capital employed, CFM repurchased and cancelled 139,400 common shares at an average price of $8.03 per share during the nine-month period for $1.1 million. CFM renewed its Normal Course Issuer Bid under which it can repurchase up to 2,800,000 additional common shares by October 2, 2002.

The decrease of $15.1 million in the cumulative currency translation adjustment was due to the weakening of the U.S. dollar against the Canadian dollar from September 29, 2001.



Cash Flow

During the nine months ended June 29, 2002, CFM generated $45.7 million in cash flow from operations, a $9.0 million or 25% increase from the $36.7 million generated in 2001 with the increase due primarily to higher earnings.

Cash outflows for acquisitions for the nine months ended June 29, 2002 totalled $33.8 million and included $16.4 for Keanall, $14.7 million for TGO and $2.7 million for the purchase of a British hearth fireplace business.

Capital expenditures for the nine months totalled $16.5 million with a significant portion related to our new state-of-the-art barbeque manufacturing facility in Mississauga, Ontario, plus retooling costs to accommodate the increase in demand for electric fireplaces.

RISKS AND UNCERTAINTIES

CFM is subject to the risks and uncertainties outlined in the Management's Discussion and Analysis contained in its fiscal 2001 annual report, which include the general state of the economy, the levels of housing starts, consumer spending, weather, gas prices, credit risk, mass merchant consolidation and foreign exchange risk.

In addition to those risks which are outlined in the management's discussion and analysis included in the fiscal 2001 annual report, CFM is subject to certain other risks and uncertainties, including, without limitation: demographics; consumer confidence; war and acts of terrorism; CFM's ability to develop new products; patent protection; the seasonality of the demand for CFM's products; the seasonal buying patterns of major customers; the availability of CFM's manufacturing capacity to respond to seasonal demand; industry capacity; product liability; relationships with certain significant customers, suppliers and employees; availability of gas; supply and cost of raw materials; purchased parts and labour; costs of certain employee benefits; the inability to increase selling prices as costs increase; competition; and government regulation. Theses factors and other risks and uncertainties are discussed in the reports and disclosure documents filed by CFM with Canadian and U.S. securities regulatory authorities and commissions.

CFM operates in a seasonal business that is impacted by the buying practices of major customers. Sales reported in any particular quarterly period are subject to the timing of order receipt and fulfillment capacity by CFM. The seasonality of customer buying patterns straddle the reporting periods of the business and have the potential to significantly affect reported revenues in any particular quarter.

OUTLOOK

CFM expects to continue to achieve earnings and cash flow growth throughout the year. CFM Corporation continues to be focused on the emerging home products marketplace through both internal growth and future acquisition.

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at June 29, 2002, June 30, 2001 & September 29, 2001
(in thousands of dollars, unaudited)

	June 29 2002 $	June 30 2001 $	Sept 29 2001 $
ASSETS			
Current			
Cash and cash equivalents	**3,431**	8,643	4,266
Accounts receivable	**106,204**	73,671	122,592
Income taxes recoverable	**5,487**	11,093	8,421
Inventory	**123,427**	83,353	79,693
Prepaid and other expenses	**2,942**	3,837	1,985
Future income taxes	**7,471**	8,287	6,447
Total current assets	**248,962**	188,884	223,404
Capital assets, net	**110,564**	84,640	94,124
Future income taxes	**1,032**	352	630
Other assets (note 4)	**7,148**	4,286	5,501
Goodwill, net (note 5)	**227,032**	168,431	172,051
Intangible assets (note 5)	**7,907**	6,144	6,319
	602,645	452,737	502,029
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current			
Bank indebtedness	**3,262**	8,215	10,976
Accounts payable and accrued liabilities	**60,636**	37,849	49,900
Current portion of long-term debt	**15,992**	15,109	16,009
Current portion of note payable (note 3)	**14,644**		
Future income taxes	**3,227**	193	231
Total current liabilities	**97,761**	61,366	77,116
Long-term debt	**156,435**	121,732	128,513
Note payable (note 3)	**8,688**		
Future income taxes	**21,559**	17,708	18,644
Total liabilities	**284,443**	200,806	224,273
Minority interest	**14**	153	144
Shareholders' equity			
Share capital	**161,619**	128,963	128,545
Retained earnings	**142,535**	107,966	119,942
Cumulative translation adjustment	**14,034**	14,849	29,125
Total shareholders' equity	**318,188**	251,778	277,612
	602,645	452,737	502,029
(Thousands of common shares and options)			
Common shares issued and outstanding	**40,625**	38,163	38,036
Stock options outstanding	**2,357**	2,425	3,329
Stock options exercisable	**57**	146	380

See accompanying notes

CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

(in thousands of dollars except earnings per share, unaudited)

	For the three months ended		For the nine months ended	
	June 29 2002 $	June 30 2001 $	**June 29 2002 $**	June 30 2001 $
Sales	**152,457**	86,919	**393,278**	271,572
Cost of sales	**113,313**	59,702	**273,813**	180,626
Gross profit	**39,144**	27,217	**119,465**	90,946
Expenses				
Selling and administrative, research and development	**23,387**	16,814	**65,055**	47,835
Amortization	**3,522**	2,615	**9,814**	7,760
Interest income	**(76)**	(117)	**(198)**	(452)
Interest expense	**2,229**	2,040	**5,162**	6,055
	29,062	21,352	**79,833**	61,198
Income before income taxes and amortization of goodwill	**10,082**	5,865	**39,632**	29,748
Income taxes	**2,783**	1,273	**12,122**	7,928
Income before amortization of goodwill	**7,299**	4,592	**27,510**	21,820
Amortization of goodwill[1] (note 5)	**—**	1,221	**—**	3,561
Net income for the period	**7,299**	3,371	**27,510**	18,259
Retained earnings, beginning of period	**135,554**	104,866	**119,942**	94,465
Options repurchased	**(318)**	(201)	**(2,256)**	(201)
Premium on repurchased common shares	**—**	(70)	**(647)**	(4,557)
Goodwill impairment (note 5)	**—**	—	**(2,014)**	—
Retained earnings, end of period	**142,535**	107,966	**142,535**	107,966
Earnings per share before amortization of goodwill (note 5 and 6)	**0.18**	0.12	**0.70**	0.57
Earnings per share (note 5 and 6)	**0.18**	0.09	**0.70**	0.48
Diluted earnings per share (note 5 and 6)	**0.18**	0.09	**0.68**	0.47
[1] Net of tax of		748		1,743

See accompanying notes

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(in thousands of dollars, unaudited)

	For the three months ended		For the nine months ended	
	June 29 2002	June 30 2001	**June 29 2002**	June 30 2001
	$	$	**$**	$
Cash flows from operating activities				
Net income for the period	**7,299**	3,371	**27,510**	18,259
Add (deduct) items not involving cash				
Amortization	**3,522**	4,403	**9,814**	12,686
Future income taxes	**3,014**	6,645	**7,700**	3,350
Minority Interest	**(17)**	(64)	**(6)**	(84)
Gain on disposal of capital assets	**143**	12	**136**	(175)
Non-cash interest on Keanall note payable	**239**	—	**239**	—
	14,200	14,367	**45,393**	34,036
Change in non-cash working capital (note 7)	**(5,042)**	(22,393)	**343**	2,704
Cash flows (used in) provided by operating activities	**9,158**	(8,026)	**45,736**	36,740
Cash flows from investing activities				
Acquisitions	**(20,881)**	(23,363)	**(33,757)**	(23,363)
Purchase of capital assets	**(5,568)**	(3,162)	**(16,519)**	(7,370)
Proceeds on disposal of capital assets	**41**	16	**57**	325
Cash flows used in investing activities	**(26,408)**	(26,509)	**(50,219)**	(30,408)
Cash flows from financing activities				
Repayment of non-revolving term facility	**(3,750)**	(3,763)	**(11,280)**	(11,263)
Revolving term facility, net	**25,510**	36,871	**32,236**	9,257
Bank indebtedness	**(18,795)**	(1,274)	**(12,468)**	(1,230)
Repurchase of common shares	**—**	(19)	**(1,119)**	(9,412)
Options repurchased	**(507)**	(201)	**(3,500)**	(201)
Issuance of common shares	**45**	30	**76**	175
Cash flows provided by (used in) financing activities	**2,503**	31,644	**3,945**	(12,674)
Effect of foreign currency translation on cash and cash equivalents	**(195)**	(493)	**(297)**	(1,488)
Net increase (decrease) in cash during the period	**(14,942)**	(3,384)	**(835)**	(7,830)
Cash and cash equivalents, beginning of period	**18,373**	12,027	**4,266**	16,473
Cash and cash equivalents, end of period	**3,431**	8,643	**3,431**	8,643
Supplementary cash flow information				
Cash taxes paid	**(428)**	(1,202)	**3,594**	10,980
Cash interest paid	**1,912**	1,829	**4,609**	5,571

See accompanying notes

(in thousands of dollars except earnings per share)

1. BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). They have been prepared on a basis consistent with the accounting policies and methods followed in CFM Corporation's (the "Company") most recent audited financial statements except for the change related to the adoption of the Canadian Institute of Chartered Accountants ("CICA") recommendation on Business Combinations, Goodwill and Other Intangible Assets as discussed in note 5. These unaudited consolidated interim financial statements do not include all of the information and footnotes required by GAAP for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended September 29, 2001.

2. USE OF ESTIMATES

The preparation of quarterly financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its consolidated quarterly financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3. ACQUISITIONS

(a) The Great Outdoors Grill Company

Effective May 30, 2002, the Company acquired all the issued and outstanding shares of The Great Outdoors Grill Company ("TGO") of Joplin, Missouri. TGO is a North American manufacturer and distributor of quality cast aluminum barbeques. The Company satisfied the purchase price by a cash payment of $14,736 and the issuance of 195,366 common shares of the Company valued at $3,102. In accordance with GAAP, the fair value of CFM shares was $15.88 representing the average market price on the announcement date. Additional contingent consideration not to exceed US$12,300 in the form of a non-interest bearing promissory note will be paid if the TGO achieves an earnings target for the 2003 fiscal year. The promissory note will be repayable in equal installments over a two-year period commencing on January 2, 2004.

The results of the operations of TGO from the date of acquisition are included in the Company's consolidated statement of operations for the quarter ended June 29, 2002. As at the June 29 balance sheet date, the net assets acquired have been reflected at their book values. Fair value adjustments, if any, will be recorded in the quarter ended September 29, 2002. The acquisition was accounted for using the purchase method. The purchase price allocation is subject to change based on final determination of these fair value amounts.

(in thousands of dollars except earnings per share)

The following is a summary of the acquisition representing the book values assigned and consideration given:

Assets acquired	18,259
Liabilities assumed	(13,782)
Goodwill and intangible assets	14,135
	18,612

Consideration:

Cash, including purchase costs	15,510
Share capital issued	3,102
	18,612

(b) Keanall Holdings Limited

Effective January 2, 2002, the Company acquired all the issued and outstanding shares of Keanall Holdings Limited ("Keanall") of Mississauga, Ontario. Keanall is a leading manufacturer and distributor of quality after-market gas grill products to many of North America's largest retailers that serve the recreational and home improvement market. Under the terms of the transaction, the Company satisfied the purchase price with a combination of a cash payment of $10,000, the issuance of a $30,000 face value non-interest bearing note repayable monthly over 24 months with a fair value of $29,343, and a further $30,366, paid by the issuance of 2,526,314 common shares of CFM. In accordance with GAAP, the fair value of CFM common shares was $12.02 representing the average market price on the announcement date.

The results of the operations of Keanall from the date of acquisition are included in the Company's consolidated statement of operations for the quarter ended June 29, 2002. The acquisition was accounted for using the purchase method with the purchase price allocated to net identifiable assets at their fair values.

The following is a summary of the assets purchased:

Assets acquired	36,532
Intangible assets acquired	212
Liabilities assumed	(16,436)
Goodwill	50,607
	70,915

Consideration:

Cash, including purchase costs	11,206
Unsecured note payable	29,343
Share capital issued	30,366
	70,915

It is estimated that goodwill of $15,000 is tax deductible.

(c) Other

Effective April 9, 2002, the Company acquired substantially all of the net assets of a British hearth fireplace business for cash consideration, including acquisition costs, of $2,718.

The following is a summary of the assets purchased:

Assets acquired	799
Intangible assets acquired	1,563
Liabilities assumed	(68)
Goodwill	424
	2,718

4. OTHER ASSETS

Other assets consist of the following:

	As at June 29 2002 $	As at June 30 2001 $	As at Sept 29 2001 $
Deferred barbeque facility start-up costs	**3,403**	855	1,792
Deferred development costs	**1,449**	942	1,867
Deferred financing costs	**1,551**	1,673	1,499
Other	**745**	816	343
	7,148	4,286	5,501

Amortization of deferred barbeque facility start-up costs in the quarter were $208 (2001 – nil).

Amortization of deferred development costs in the quarter were $308 (2001 – $26). There were no additions to deferred development costs in the quarter (2001 – $413).

(in thousands of dollars except earnings per share)

Changes in the carrying amount of deferred barbeque facility start-up costs and deferred development costs for the nine months ended June 29, 2002 were:

	Deferred barbeque facility start-up costs $	Deferred development costs $
Balance as at September 29, 2001	1,792	1,867
Additions	2,027	
Amortization for nine months	(416)	(418)
Balance as at June 29, 2002	**3,403**	**1,449**

5. GOODWILL AND OTHER INTANGIBLE ASSETS

In 2001, the CICA issued accounting recommendations for Business Combinations, Goodwill and Other Intangible Assets. Under the new rules, goodwill and certain intangible assets with a indefinite useful life arising from business combinations accounted for using the purchase method are no longer amortized, instead, goodwill will be subjected to an assessment of impairment by applying a fair value based test on an annual basis. Other Intangible Assets, with finite useful lives, will continue to be amortized over their useful lives. The Company has adopted the new recommendations for fiscal year 2002.

Goodwill

In the quarter ended March 30, 2002, the Company completed its transitional fair value impairment test of goodwill. Using a multiple of historical earnings valuation technique, it was determined that the carrying value of goodwill for our non-reportable United Kingdom subsidiary exceeded the fair value. This caused the Company to write down the value of goodwill associated with its United Kingdom operations to zero. This resulted in a $2,014 write-down and, in accordance with the transitional rules of implementing this new standard, has been charged to opening retained earnings.

The original purchase accounting for some of the Company's acquisitions established future tax liabilities of $2,752 was credited to goodwill. It has been determined that these future tax liabilities will not materialize and, as a result, goodwill and future tax liabilities have been reduced by $2,752.

Changes in the carrying amount of goodwill for the three months ended June 29, 2002 were:

Balance as at March 30, 2002	213,463
Final fair value adjustments on the purchase of Keanall (Note 3)	6,059
Goodwill acquired on purchase of TGO (Note 3)	14,135
Foreign currency translation	(7,049)
Other	424
Balance as at June 29, 2002	**227,032**

Intangible Assets

As part of the asset purchase of Harris Systems Inc. on November 1, 1997, the Company purchased a long-term facility operating lease. The market value of the lease exceeded the present value of the future lease commitments. This leasehold right was recognized as an asset at the time of the acquisition and has been amortized over the 22-year lease term.

British hearth trademarks were acquired in the period with a fair market value of $1,563.

	June 29 2002 $	June 30 2001 $	Sept 29 2001 $
Leasehold rights			
Cost	**7,384**	7,373	7,687
Accumulated amortization	**1,566**	1,229	1,368
Net book value	**5,818**	6,144	6,319
Trademarks	**1,563**	—	—
Other	**526**	—	—
	7,907	6,144	6,319

Amortization expense of intangible assets for the quarter was $86 (2001 – $86).

(in thousands of dollars except earnings per share)

The change in policy with respect to the amortization of goodwill is applied prospectively. The financial statements for the three- and nine-month periods ended June 29, 2002 have been prepared in accordance with the new policy. The financial statements for the three and nine months ended June 30, 2001 have not been adjusted. The pro forma impact on the prior period is as follows:

	For the three months ended		For the nine months ended	
	June 29 2002 $	June 30 2001 $	**June 29 2002 $**	June 30 2001 $
Reported net income	**7,299**	3,371	**27,510**	18,259
Add back: goodwill amortization	**—**	1,221	**—**	3,561
Adjusted net income	**7,299**	4,592	**27,510**	21,820
Basic earnings per share	**0.18**	0.09	**0.70**	0.48
Goodwill amortization	**—**	0.03	**—**	0.09
Adjusted earnings per share	**0.18**	0.12	**0.70**	0.57
Diluted earnings per share	**0.18**	0.09	**0.68**	0.47
Goodwill amortization	**—**	0.03	**—**	0.09
Adjusted diluted earnings per share	**0.18**	0.12	**0.68**	0.56

6. EARNINGS PER SHARE

In fiscal 2001, the Company had retroactively adopted the new recommendations for determining earnings per common share issued by the CICA. The prior period presented has been restated to conform to these recommendations.

Accordingly, basic earnings per share has been determined by dividing net income by the weighted average number of common shares outstanding during the quarter. Diluted earnings per share is computed in accordance with the treasury stock method and is based on the weighted average number of common shares and dilutive common shares equivalents outstanding. This change has resulted in no change in basic earnings and diluted earnings per share for the quarter ended June 29, 2001.

	For the three months ended		For the nine months ended	
	June 29 2002	June 30 2001	**June 29 2002**	June 30 2001
	$	$	**$**	$
Earnings for period	**7,299**	3,371	**27,510**	18,259
Weighted average number of shares outstanding	**40,495**	38,161	**39,561**	38,418
Basic earnings per share	**0.18**	0.09	**0.70**	0.48
Diluted earnings per share				
Weighted average number of shares outstanding	**40,495**	38,161	**39,561**	38,418
Add: Dilutive effect of stock options	**1,124**	576	**1,000**	346
Adjusted Weighted average number of shares outstanding	**41,619**	38,737	**40,561**	38,764
Diluted earnings per share	**0.18**	0.09	**0.68**	0.47

7. CHANGES IN NON-CASH WORKING CAPITAL

Cash flow from changes in non-cash working capital consists of the following:

	For the three months ended		For the nine months ended	
	June 29 2002	June 30 2001	**June 29 2002**	June 30 2001
	$	$	**$**	$
Accounts receivable	**(21,107)**	(16,498)	**30,231**	26,632
Inventory	**12,778**	(4,321)	**(25,479)**	(9,239)
Prepaid and other expenses	**(325)**	(743)	**(988)**	(3,023)
Other assets	**(9)**	(430)	**(3,440)**	(22)
Accounts payable and accrued liabilities	**3,282**	4,940	**(3,323)**	(3,110)
Income taxes recoverable	**339**	(5,341)	**3,342**	(8,534)
	(5,042)	(22,393)	**343**	2,704

8. SEGMENTED INFORMATION

The Company operates in one business segment, home products, which includes the development, manufacture and sale of fireplaces, hearth and heating related products, and barbeque and outdoor products. In light of the growth and significance of barbeque and outdoor products to the overall revenue of CFM, the Company's revenue has been disclosed by product category.

(in thousands of dollars except earnings per share)

The Chief Executive and Operating Officers of CFM review consolidated operating results to assess the performance of the business. CFM's business organization structure and performance measurement systems are not based on product categories.

	For the three months ended		For the nine months ended	
	June 29 2002 $	June 30 2001 $	**June 29 2002 $**	June 30 2001 $
Net external sales				
Hearth & heating products	**83,946**	78,641	**279,926**	253,857
Barbeque & outdoor products	**68,511**	8,278	**113,352**	17,715
	152,457	86,919	**393,278**	271,572

Geographic information:

The Company conducts substantially all of its business activities in North America. External sales are allocated on the basis of sales to external customers.

Quarterly external sales:

	United States $	Canada $	Other $	Total $
Three months ended June 29, 2002	**121,417**	**26,074**	**4,966**	**152,457**
Three months ended June 30, 2001	69,169	12,653	5,097	86,919

Year-to-date external sales:

	United States $	Canada $	Other $	Total $
Nine months ended June 29, 2002	**314,069**	**63,758**	**15,451**	**393,278**
Nine months ended June 30, 2001	219,629	38,288	13,655	271,572

Capital assets, goodwill and intangibles:

	United States $	Canada $	Other $	Total $
As at June 29, 2002	**269,438**	**65,587**	**10,478**	**345,503**
As at June 30, 2001	224,127	25,381	9,707	259,215

9. COMPARATIVE INTERIM FIGURES

Certain comparative interim figures have been reclassified to conform to the current interim presentation.

CORPORATE DIRECTORY AND INVESTOR INFORMATION

DIRECTORS

Colin Adamson
Chairman, Chief Executive Officer and Co-Founder, CFM

David Colcleugh
Chairman, President and Chief Executive Officer, DuPont Canada Inc.

William Corbett[1][2]
Chairman, The New Providence Development Company Limited

William Cullens[1][2]
Past Chairman and Chief Executive Officer, Canron Inc.

Paul Houston
President and Chief Executive Officer, Alderwoods Group Inc.

Patrick Keane
Executive Vice President, Operations, CFM

Sheila O'Brien[2]
Senior Vice President, Nova Chemicals

Carlo De Pellegrin[1][2][3][4]
Partner, Williams & Partners, Chartered Accountants LLP

Heinz Rieger[3]
Past Chairman and Co-Founder, CFM

1 *Member of the Audit Committee*

2 *Member of the Compensation and Corporate Governance Committee*

3 *Member of the Business Development Committee*

4 *Lead Director*

EXECUTIVE OFFICERS

Colin Adamson
Chairman and Chief Executive Officer

Jim Lutes
President, Chief Operating Officer

Patrick Keane
Executive Vice President, Operations

Peter Plows
Senior Vice President, Operations

J. David Wood
Vice President and Chief Financial Officer

Susan Marlow
Vice President, Human Resources

Sonya Stark
Director, Legal Affairs, Investor Relations and Corporate Secretary

David Brash
Director, Corporate Finance

Paul Kroetsch
Treasurer

Eileen Foley
Director, Tax

OPERATING MANAGEMENT

Dan Downing
President, Vermont Casting Majestic Products Division

Steve Haramaras
President, Mass Merchant Operations

Michael Miller
Managing Director, CFM Kinder Limited

TRANSFER AGENT

Computershare Trust Company of Canada
100 University Avenue
9th Floor, Toronto, Ontario
Canada M5J 2Y1

SHARE LISTING

Stock Symbol: CFM
Exchange: Toronto Stock Exchange

OPERATING FACILITIES

Vermont Castings Majestic Products
410 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Telephone: (905) 670-7777
Facsimile: (905) 670-4676

475 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N1
Telephone: (905-670-7777
Facsimile: (905) 670-4676

1000 East Market Street
Huntington, Indiana, USA 46750
Telephone: (260) 356-8000
Facsimile: (260) 356-9672

Route 107
Bethel, Vermont, USA 05032
Telephone: (802) 234-2300
Facsimile: (802) 234-2340

Beanville Road
Randolph, Vermont, USA 05060
Telephone: (802) 728-3151
Facsimile: (802) 728-3171

CFM Harris Systems
3501 West Howard Street
Skokie, Illinois, USA 60076-4012
Telephone: (847) 676-3556
Facsimile: (847) 676-3759

CFM RMC International
3501 West Howard Street
Skokie, Illinois, USA 60076-4012
Telephone: (847) 676-3556
Facsimile: (847) 676-3759

CFM Europe
Trentham Lakes, Stoke-on-Trent
Staffordshire, England ST4 4TJ
Telephone: (178) 233-9000
Facsimile: (178) 233-9009

CFM Keanall
2695 Meadowvale Boulevard
Mississauga, Ontario
Canada L5N 8A3
Telephone: (905) 858-8010
Facsimile: (905) 858-1165

350 Admiral Boulevard
Mississauga, Ontario
Canada L5T 2N6
Telephone: (905) 670-7777
Facsimile: (905) 565-4683

25400 Industrial Park Road
Ardmore, Tennessee
USA 38449
Telephone: (931) 427-8170
Facsimile: (931) 427-8168

The Great Outdoors
7980 East American Drive
Joplin, Missouri
USA 64804
Telephone: (417) 623-2596
Facsimile: (417) 623-3946

investor relations

Send inquiries to: Investor Relations, **CFM Corporation**
460 Admiral Boulevard, Mississauga, Ontario, Canada L5T 3A3
Telephone: (905) 670-7777 Facsimile: (905) 670-7915
E-mail: cfm@cfmmajestic.com Website: www.cfmmajestic.com

SHARE TRADING SUMMARY

	High	Low	Close	Volume
Third quarter 2002	$ 17.50	$ 15.00	$ 15.96	4,394,241
Second quarter 2002	$ 16.95	$ 13.00	$ 16.00	3,274,319
First quarter 2002	$ 13.32	$ 9.99	$ 13.20	3,479,357
Fourth quarter 2001	$ 10.05	$ 7.50	$ 8.54	2,451,300

CFM is a leading vertically integrated manufacturer of home products in North America and the United Kingdom. CFM designs, develops, manufactures and distributes a complete line of hearth products, including gas, wood-burning and electric fireplaces, free-standing stoves, gas logs and hearth accessories, and maintains an ongoing program of research and development aimed at continually improving the quality, design, features and efficiency of its products. CFM also manufactures barbeques, barbeque parts and accessories and outdoor garden accessories and imports indoor and outdoor space heating products from South Korea and barbeque parts and products from China.

CFM's Vision

"To be a leading home products manufacturing company that is recognized for products of the highest quality and innovativeness that consistently lead the markets they participate in.

At CFM, we make the products that you value most in your home."

CORPORATE OFFICE

CFM Corporation
460 Admiral Boulevard
Mississauga, Ontario
Canada L5T 3A3
Telephone: (905) 670-7777
Facsimile: (905) 670-7915

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CFM CORPORATION

By: 

Name: Sonya Stark
Title: Director, Legal Affairs, Investor Relations and Corporate Secretary

Date: August 26, 2002